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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION
MAY 06 2004
WASH. D.C. 161

SEC FILE NUMBER
8-49311

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Actinver Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1550 Madruga Avenue, Suite 305
(No. and Street)

Coral Gables, FL, 33146
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Howard B. Landers 305-669-5050
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue, New York, New York 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 14 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Howard B. Landers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Actinver Securities, Inc, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Principal.

Title

Notary Public Debra Dabney Wilson

DEBRA DABNEY WILSON
Notary Public - State of Florida
My Commission Expires May 22, 2006
Commission # DD310566
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Actinver Securities
1550 Madruga Avenue • Coral Gables, FL 33146
Phone 305-669-5050 Fax 305-574-8106

May 4, 2004

SEC MAIL PROCESSING
RECEIVED
MAY 06 2004
WASH, D.C. 161 SECTION

U. S. Securities and Exchange Commission
450 5th Street
Washington, DC 20549

RE: Actinver Securities, BD# 41139

Dear Sir:

Pursuant to a request submitted by Mr. Gregory S. Amoroso, Supervisor of Examiners with the NASD in Atlanta, please find the following item enclosed:

1. Two original executed FORM X-17A-5 for Actinver's 2003 annual audit.
2. A copy of the request sent by Mr. Amoroso.

The enclosed FORM X-17A-5 is being sent to replace the previous copies, which were attached to the annual audit previously filed.

Please feel free to call if you have any further questions regarding this matter.

Sincerely,

Howard B. Landers
Financial & Operations Principal

Enc.

BY CERTIFIED MAIL 7002 0510 0002 4564 5461

April 21, 2004

NASD

Mr. Howard Landers, FINOP
Actinver Securities, Inc.
1550 Madruga Avenue
Suite 305
Coral Gables, FL 33146

B/D No.: 41139

Dear Mr. Landers:

This acknowledges receipt of your December 31, 2003 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the following:

1. An Oath or Affirmation manually signed by a duly authorized officer, general partner, or proprietor of the member firm and notarized. (The Oath or Affirmation provided with the audit was a photocopy, it should be manually signed and notarized.)

Based on the above, your filing does not comply with the requirements of the Rule. The text of the Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s) listed above to this office and to the appropriate SEC regional or district office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by May 4, 2004. Questions may be addressed to Michael Boteler, Senior Compliance Examiner, at (404) 239-6121.

Sincerely,

Greg Amoroso

Gregory S. Amoroso
Supervisor of Examiners

Enclosure: Form X-17A-5 Part III Facing Page

cc: Mr. John Mahoney, Branch Chief - Securities and Exchange Commission, Miami
McGladrey & Pullen, Certified Public Accountants

Atlanta District Office
One Securities Centre, Suite 500
3490 Piedmont Road, NE
Atlanta, GA
30305-4808
tel 404 239 6100
fax 404 237 9290
www.nasd.com